Page 1 of 8 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X    No
         ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                   Item                              Filing/Distribution Date
--------------------------------------------      ------------------------------
1.  Immediate Report filed with the Tel-Aviv
    Stock Exchange                                         May 21, 2003


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                                     ITEM 1


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             ELECTROCHEMICAL INDUSTRIES (1952) LTD. ("THE COMPANY")
             ------------------------------------------------------


                                                            May. 21, 03
                                                            Time:14:30

Messrs.                     Messrs.                         Messrs.
Securities                  Tel Aviv Stock Exchange         The Registrar of
Authority                   Limited                         Companies
22 Kanfei                   54 Echad Ha'am Street           P.O Box 767
Nesharim Street
Jerusalem 95464             Tel Aviv 65202                  Jerusalem 91007
(Fax 02-6513940)            (Fax 03-5105379)                (by registered mail)


Dear Madam/Sir,


Re:  IMMEDIATE REPORT IN RESPECT TO SUMMON OF GENERAL MEETINGS
     OF THE DEBENTURE HOLDERS (SERIES 3, 4 AND 5)

1. A copy of the notice to the Debenture Holders in respect to summon of above Meetings (the "notice") which includes, amongst other, the wording of the proposed resolutions, is enclosed to this report and is an integral part of the report.

2. Concurrently with the issue of this immediate report, a notice will be issued in the press in 2 daily local newspapers in Hebrew and will also be mailed to the Debenture Holders, according to their addresses in our records.

3. Further details in respect to this report and notice can be obtained between Sunday to Thursday (during working hours 09:00-16:00) over the phone No. 04-9851497 in coordination with the Corporate Secretary, the undersigned.


Sincerely yours,


Yair Kohavi, Adv.
Corporate Secretary

Enclosure

                                                         (NOTICE TO BONDHOLDERS)
                                                         -----------------------
                                                                    May 21, 2003

             ELECTROCHEMICAL INDUSTRIES (1952) LTD. ("THE COMPANY")
             ------------------------------------------------------

           NOTICE OF THE CONVENING OF A GENERAL MEETING OF BONDHOLDERS
               (SERIES 3) (SERIES 4) AND (SERIES 5) OF THE COMPANY
               ---------------------------------------------------

Further to the Company's notice of January 21, 2003 regarding an arrangement for rescheduling payments which were approved by the meeting of bondholders of Series 3, 4 and 5 on January 21, 2003 and further to the Company's notice of March 30, 2003 and April 24, 2003 regarding deferment of the date of payment of principal for Bonds 5, notice is hereby given that on Thursday June 19, 2003 at 10:00 a.m. at the Company's office in 10 Giborei Israel Street (Elisha House, first floor), Netanya, three General Meetings ("THE MEETINGS") of the holders of Bonds (Series 3), (Series 4) and (Series 5) of the Company will be held in order to pass the following proposed resolutions:


BACKGROUND
----------

On the next dates of payment of each of three series i.e: at the end of every month during the months of May, June, July and August 2003, the bondholders Series 3 and 4 should be paid adjusted amounts of principal totaling about NIS 5,050 thousand, and at the end of each of the months August, September, October, November and December 2003, the bondholders of bond Series 5 should be paid the adjusted amounts of principal totaling about NIS 4,065 thousands (hereinafter "NEXT REPAYMENT DATE" and "NEXT REPAYMENT SUM" according to the subject matter). In addition, the balance of payment of NIS 805 thousand for bond Series 5 whose date of payment was March 31, 2003 and which has not yet been paid to the holders of the bonds correct as of the day of this notice.

Among the securities to the bond holders of the three Series, prevails a deposit and bank guarantee the balance of which, jointly, on the date of this notice is a total amount of NIS 17,540 thousands (hereinafter: "THE DEPOSIT" and "BANK GUARANTEE" respectively).


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PROPOSED RESOLUTIONS:
---------------------

It is proposed that in each of the Meetings, the following decisions will be taken (subject to the detailed alternatives as detailed therein) in one block and as special resolutions.

1.

     (a) The next repayment sums will be effected by the company, by making use of the amounts of the deposit and/or bank guarantee.

     ALTERNATIVELY:
     --------------

     (b) Each of the next repayment date will be deferred by three months, so that the payments of principal for bonds Series 3 and 4 will be effected at the end of each of the months August, September, October and November 2003 respectively, and the payments of principal for bond Series 5 will be effected at the end of each of the months of November and December 2003 and January and February 2004 respectively. Moreover, the balance of payment of NIS 805 thousands for bond Series 5, whose date of repayment was March 31, 2003 and which has not yet been paid to the bondholders correct as of the date of this notice, will be paid on July 31, 2003.

          Linkage differences will be added to the above payments (linked to the consumer price index or to the rate of exchange of US dollar, whichever relevant) and interest on the dates of the payment, all according to the terms of each of the 3 series and from the Company's resources.

2. To amend the Deed of Trust as required by the above resolutions according to the wording to be agreed between the Trustees and the Company.

3. To empower the Trustees to sign the amended Deed of Trust and every accompanying document and to do everything needed in order to implement the above resolutions.


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VOTING RIGHTS AND ATTORNEYS
---------------------------

At each of the meetings of bondholders of each of the three series ("THE BONDHOLDERS") mentioned above, a quorum will comprise of at least two Bondholders present themselves or by proxy and who together hold or represent at least 50% of the total principal of all the relevant bonds series mentioned above, and this for the purpose of passing a special resolution.

If within half an hour from the time stated for the start of the meeting, no quorum will be present at any of them, the meeting will be deferred (between the meetings) for half an hour and will take place at the same time and same date at 10:30 a.m.

The legal quorum required for such a deferred meeting for the purpose of taking a special resolution, will be 2 bondholders present themselves or by proxies, holding together at least 10% of the balance of the nominal value of the bonds.

In accordance with the provisions of the Trust Deed, the majority required to approve the above resolutions (as mentioned in clause 3 above), is a majority of not less than 75% of the number of Bondholders or their proxies, present at the vote and voting by a show of hands or, if required, by a poll - with a majority of not less than 75% of the number of votes at that poll.

Every holder among the three series of Bondholders, who wishes to participate in the meeting or in any of them, whichever relevant, whether himself or by a proxy, is required to submit to the registered office of the Company in the southern industrial area of Akko, not less than 48 hours before the convening of the meeting, a power of attorney properly signed and a certificate properly confirming ownership of relevant bonds for that meeting.


ADDITIONAL DETAILS AND PERUSING THE DOCUMENTS
---------------------------------------------

The holders of the bonds who wish to receive additional details regarding this notice can contact the Company on Sundays - Thursdays, (between the hours of 9:00 - 16:00) telephone number 04-9851497, in coordination with the Company's Secretary Adv. Yair Kohavi.


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                                                 Yours sincerely,

                                      Electrochemical Industries (1952) Ltd.
Date: ____________               Signed by: Adv. Yair Kohavi, Company Secretary.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                         By:          /s/ Yair Kohavi
                                             ----------------------------------
                                                     Yair Kohavi, Adv.
                                                    Corporate Secretary


Date: May 21, 2003